EXHIBIT 99.1

Top Ships Inc. Announces 40% Reduction in Management Fees and 85% Reduction in Executive Pay

ATHENS, Greece, Sept. 05, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels currently focusing on the transportation of petroleum products, announced today that it has agreed with its manager to reduce related party fees starting January 1, 2019 as follows.

  Management fee for commercial and technical management will be reduced by 40% to $550 per vessel per day.
  Executive services fees will be reduced by 85% to $30,000 per month.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“2019 is the year of completion of our current newbuilding program and as a result we are able to significantly reduce our costs. Following this significant improvement in the fees we expect a significant positive impact on the company’s bottom line.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org